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                                                                      EXHIBIT 12

                              SEVERANCE AGREEMENT
                              -------------------


     This Agreement made as of this 13th day of February, 1995 between UNITED STATIONERS INC. ("USI"), UNITED STATIONERS SUPPLY CO. ("Supply Co.") (USI and Supply Co. are collectively referred to herein as the "Company"), and JAMES A. PRIBEL ("Employee").

     WHEREAS, USI is contemplating a transaction which would result in a Change in Control of USI. For purposes of this Agreement, "Change in Control" means a change in control resulting from an acquisition of USI, whether by amalgamation, consolidation, merger or acquisition of stock, pursuant to which any person or firm, or its or their affiliates (as defined in Rule 12b-2 under the Securities Exchange Act of 1934) becomes the owner of more than fifty percent (50%) of the outstanding stock of USI either in value or voting power.

     WHEREAS, the Board of Directors of USI believes that it is in the best interests of the Company to provide the Employee with an incentive to encourage the Employee to maintain the current employment relationship with the Company through the date of the Change in Control and for a period of up to one hundred eighty days following the Change in Control, thereby promoting the Company's stability both before and after the Change in Control and enhancing the Company's ability to consummate the transaction resulting in the Change in Control.

     THEREFORE, for valuable considerations which the parties acknowledge, Employee and the Company agree as follows:

     1. Effective Date. This Agreement shall became effective on the date the Change in Control occurs.

     2. Amount of Severance Benefit. If Employee meets the conditions set forth in Section 3 of this Agreement, Employee shall be entitled to receive an amount equal to $132,540.00 ("Severance Benefit"). The Employee's Severance Benefit shall be payable in 12 equal monthly installments ("Severance Payments") commencing within one month after the Employee's termination of employment with the Company.

     3.  Conditions on Right to Severance Benefit.

     (A)  To be entitled to the Severance Benefit under this Agreement,
          Employee:

          (i) must be employed by the Company on date of the Change in Control, and remain in a "Responsible Position" with the Company for a period of at least 180 days if so requested by the Company within 30 days after the Change in Control, until the date requested by the Company; and
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         (ii)  either:

               (a) Employee must not have been requested to serve in a Responsible Position with the Company; or

               (b) Employee's service in a Responsible Position has expired or been terminated for any reason other than a voluntary termination by Employee or by the Company for cause (as defined in subsection (C) below) on or before the 180th day following the Change in Control; or

               (c) Employee's employment has expired or been terminated more than 180 days but not more than one year after the Change in Control for any reason other than a voluntary termination by Employee or a termination by the Company for cause (unless at the time of such termination the Company has another severance plan providing benefits for Employee at least equal to those provided under this Agreement); and

          (iii) must execute and deliver to the Company the Release and Agreement, in the form attached as Exhibit A ("Release and Agreement").

     (B) The term "Responsible Position" shall mean an employment, consulting or similar position with the Company after the Change in Control provided that:

          (i) the responsibilities of, and duties to be performed by Employee are of a level commensurate with his qualifications and with his responsibilities before the Change in Control;

          (ii) Employee's base compensation is not less than the base compensation being received by Employee immediately prior to the Change in Control;

          (iii) Employee is not excluded from, or his participation is not diminished in, any fringe benefits, or any pension, profit sharing, management incentive, executive bonus, or similar incentive, compensation or deferred compensation plans to the extent Employee participated in such plans immediately prior to the Change in Control, other than an exclusion from or diminution of participation in any such plans applicable to similarly situated employees generally;

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          (iv)  the Responsible Position does not require a relocation of
                Employee's present work location which would reasonably require a relocation of Employee's home.

     (C) The Employee will be deemed to have been terminated "for cause" if Employee's service is terminated by the Company by reason of Employee's insubordination, theft, dishonesty, gross misconduct, physical assault of another employee, falsification of Company records or reports, damage or destruction of Company property, reporting to work under the influence of alcohol or drugs, activity competitive with Company or an affiliated entity, willful breach of Company policy, or commission of any act that is materially adverse to the interests of the Company or an affiliated entity.

     4.   Timing of and Conditions for Severance Payment.

     (A) Severance Payments payable to Employee under this Agreement will commence no later than the first day of the month following: (i) the date on which Employee's employment with the Company is terminated and
          (ii) the expiration of the seven day rescission period following the execution and delivery of the Release and Agreement.

     (B) The Company shall not be obligated to make any Severance Payment to Employee after Employee breaches any of the covenants or undertakings under the Release Agreement or shall otherwise act in a manner materially adverse to the interests of the Company or any affiliated entity, which would have entitled the Company to terminate the employment of Employee for cause if Employee were still employed; other than by Employee's prosecution or defense, or assistance in the prosecution or defense, of any claim arising out of, or in connection with, the instruments relating to the Change in Control or taking any action as may be required by law.

     (C) The Company shall comply with applicable tax withholding laws, if any, with respect to all Severance Payments under this Agreement and shall be entitled to do any act or thing to effectuate any such required compliance, including, without limitation, withholding from amounts payable to Employee.

     5. Medical Benefits. The Company makes the following covenants to the Employee with respect to the Employee's medical benefits ("Medical Benefits"):

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          (A) In the event the United Stationer's Medical Plan ("Plan") remains in effect and the Employee's employment with the Company terminates, the Employee (and the Employee's covered dependents at the time of such termination of employment) shall be entitled to continue to participate in the Plan until the Employee attains age sixty-five (65), and the Employee's spouse shall be entitled to continue to participate in her own right, in the Plan until the Employee's spouse attains age sixty-five (65), under the same terms and conditions applicable to persons who are provided coverage as active employees under the Plan; provided, however, that a minimum $1,000,000 Comprehensive Medical Lifetime Maximum Payment shall remain applicable to the Employee (and the Employee's covered dependents at the time of the termination of employment).

          (B) If the Employee dies prior to age sixty-five (65) while the Plan remains in effect, and if the Employee's spouse is then living, the Employee's spouse (and the Employee's covered dependents at the time of the Employee's death) shall be entitled to continue participation in the Plan until the Employee's spouse attains age sixty-five (65) or dies, under the same terms and conditions applicable to persons who are provided coverage as active employees under the Plan; provided, however, that a minimum $1,000,000 Comprehensive Medical Lifetime Maximum Payment shall remain applicable to such spouse (and the Employee's covered dependents at the time of the Employee's death).

          (C) In the event of the termination of the Plan or discontinuance of coverage under the Plan for any reason, the Employee shall be entitled to and the Company shall pay to the Employee THREE THOUSAND SEVENTY DOLLARS ($3,070.00) per month for the period commencing on the date the Plan terminates or Plan coverage ceases and ending on the first to occur of:

                  (i) the later of the date the Employee or the Employee's spouse attains age sixty-five (65);

                  (ii) in the event of the death of the Employee, the date the spouse of the Employee attains age sixty-five (65);

                  (iii) the end of the eighteen (18) month period commencing on the Plan termination date or the date on which the Plan coverage ceases; or

                  (iv)  December 31, 1998.

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          (D) In the event of the termination of the Plan or the discontinuance of coverage under the Plan for any reason, the Company shall pay claims or reimburse expenses for those medical expenses which are considered deductible under section 213 of the Code or any successor provision, (without regard to any applicable threshold for deductibility) to the Employee, subject to the following terms and conditions:

               (i) the Employee (or any of the Employee's covered dependents at the time the Plan terminates or coverage under the Plan ceases) if covered by a medical plan maintained by the Employee's then current employer or a medical plan maintained by the employer of the spouse of the Employee, has exceeded the lifetime maximum benefit provided in such plan;

               (ii) payment of medical expenses or reimbursement for such claims under this subsection (D) shall not exceed the lesser of the following amounts:

                    (a) a maximum of $300,000 for the Employee and all
               dependents (on an aggregate basis) of the Employee as of the date of Plan termination or the date coverage under the Plan ceases; or

                    (b) an amount which exceeds $700,000 (on an aggregate basis)
               for the group of Employees referred to as "Contract Officers" under the Plan (including all dependents of such Contract Officers as of the date of Plan termination or the date coverage under the Plan ceases); and

               (iii) reimbursement for such claims under this subsection (D) shall be made for the period commencing on the date the Plan terminates and ending on the first to occur of:

                    (a) the later of the date the Employee or the Employee's
                  spouse attains age sixty-five (65);

                    (b) in the event of the death of the Employee, the date the spouse of the Employee attains age sixty-five (65);

                    (c) the end of the eighteen (18) month period commencing on the Plan termination date or the date on which Plan coverage ceases; or

                    (d)  December 31, 1998.

The coverage provided under this Section 15(D) shall be separate and in addition to the coverage provided under Section 15(C) above.

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     6.   Claim for Benefits.  It is not necessary that Employee apply for the benefits payable under this Agreement. However, if Employee wishes to file a claim for benefits under this Agreement, such claim must be in writing and filed with the Company. If a claim is denied, the Company, within ninety (90) days after it receives the claim, will furnish Employee with written notice of its decision, setting forth the specific reasons for the denial, references to the Agreement provisions on which the denial is based, additional information necessary to perfect the claim, if any, and a description of the procedure for review of the denial. If the Company determines that special circumstances require an extension of time for processing the claim, the Company may extend the time for processing the claim for an additional ninety (90) days by furnishing written notice of the extension to Employee prior to the end of the initial 90-day period setting forth the special circumstances requiring the extension of time and the date by which a final decision is expected to be rendered. Employee may request a review of the denial of a claim for benefits by filing a written application with the Company within sixty (60) days after the Employee receives notice of the denial. Employee is entitled to review all pertinent documents and submit written issues and comments to the Company. The Company, within sixty (60) days after receiving a request for review, will furnish Employee with written notice of the Company's decision, setting forth the specific reasons for the decision and references to the pertinent provisions of this Agreement on which the decision is based. If special circumstances require an extension of time for processing a request for review, the decision shall be rendered as soon as possible, but not later than one hundred twenty
(120) days after the receipt of the request for review.

     7. Not an Employment Contract. Nothing set forth in this Agreement shall confer upon Employee any right to continue in the employ of the Company or interfere in any way with the right of the Company at any time to terminate or modify the terms and conditions of the employment or other relationship of Employee.

     8. Administration. This Agreement is administered by the Company. The Company, or whomever the Company shall in writing designate, is the named fiduciary, within the meaning of the Employee Retirement Income Security Act of 1974, as amended. The Company, from time to time, may adopt such rules as may be necessary or desirable for the proper and efficient administration of the Agreement. The Company shall have discretionary authority to determine eligibility for benefits and to construe the terms of the Agreement. The Company's determinations regarding eligibility for benefits and construction of the terms of this Agreement shall be binding on the Company and the Employee. The Company may also appoint such other individuals to act as the Company's representatives as the

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Company considers necessary or desirable for the effective administration of this Agreement.

     9. Assignment. This Agreement and all rights and benefits hereunder are personal to Employee and neither this Agreement nor any right or interest of Employee herein, or arising hereunder, shall be voluntarily or involuntarily sold, transferred or assigned by Employee. Any attempt by Employee to assign, execute, attach, transfer, pledge, hypothecate or otherwise dispose of any such benefits or amounts or any rights or interests contrary to the foregoing provisions, or the levy or attachment or similar process thereupon, shall be null and void and of no effect and shall relieve the Company of all liabilities hereunder. This Agreement shall be binding upon and inure to the benefit of the parties and their respective heirs, personal representatives, successors and permitted assigns.

     10. Payment to Others. Benefits payable to Employee unable to execute a proper receipt for payment may be paid to a relative or other proper person selected by the Company, to use for the benefit of Employee. Benefits payable to a deceased Employee shall be paid to Employee's surviving spouse, or if no surviving spouse is living at the time any benefit remains to be paid, then the sum owing shall be paid, to the executor or administrator of the former Employee's estate. In acting hereunder the Company may rely, and shall be protected in such reliance, upon any certificate, affidavit or other document or evidence deemed by the Company, or any individual acting for the Company, to be genuine and sufficient. To the extent permitted by law the payment to a person in accordance with this Section shall fully discharge the Company's obligation to make such payments. The decision of the Company pursuant to this Section shall in each case be binding upon all persons in interest, and neither the Company nor any individual acting for the Company shall be under any duty to see to the proper application of such funds.

     11. No Right to Company Assets. With respect to Severance Payments payable under this Agreement, neither the Employee nor any other person shall acquire by reason of this Agreement any right in or title to any assets, funds or property of the Company. Any and all Severance Payments which become payable hereunder shall be unfunded obligations of the Company and shall be paid from the general assets of the Company.

     12. Amendment, Modification, and Waiver. No change or modification of this Agreement shall be valid unless the same shall be in writing and signed by Employee and an authorized representative of the Company. No waiver of any of the provisions of this Agreement shall be valid unless in writing and signed by the person or parties to be changed.

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     13.  Severability.  In the event any provision of this Agreement shall be held to be illegal or invalid for any reason, such illegality or invalidity shall not affect the remaining parts of this Agreement and this Agreement shall be construed and enforced as if such illegal or invalid provisions had never been contained in this Agreement.

     14. Controlling Laws. To the extent not preempted by the Employee Retirement Income Security Act of 1974, the laws of Illinois shall govern, control and determine all questions arising with respect to this Agreement and the Release Agreement and the interpretation and validity of their provisions.

                              UNITED STATIONERS INC.

EMPLOYEE

                              By: __________________________________

__________________________
James A. Pribel               UNITED STATIONERS SUPPLY CO.



                              By: __________________________________

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                                                                       Exhibit A

                                     [DATE]


Mr. James A. Pribel
[STREET ADDRESS]
[CITY, STATE, ZIP CODE]

Dear Jim:

This sets forth the severance benefit you are entitled to under the terms of your severance agreement as a result of your termination of employment on
__________________________________.

1. After you sign and return this Agreement to me, United Stationers Supply Co. ("Company") will pay you a severance benefit of $132,540.00 payable in 12 equal monthly installments commencing on the first day of the month following the expiration of the seven day rescission period described in paragraph 8.

2. In return for the Company's providing the severance payment, you agree as follows:

     A. RELEASE. You WAIVE and RELEASE the Company, its parent and any related or affiliated entities, and any predecessor entities to such entities and each of their officers, directors, employees, shareholders, agents, successors and assigns (collectively, "Released Parties") from any claim, liability, cause of action, damage or charge you have or may have against any of them which is related to or arises out of anything occurring before you sign this Agreement, even those which you do not know about, or suspect that you may have. This includes, but is not limited to, anything related to your employment or your separation from employment, and extends to all possible claims, under federal, state or local law, including, without limitation, any claims under the Age Discrimination in Employment Act of 1967, Title VII of the Civil Rights Act of 1964, the Civil Rights Acts of 1966 and of 1991, the Employment Retirement Income Security Act of 1974, the Americans with Disabilities Act of 1990. (Of course, this Waiver and Release does not waive your right to receive the severance payment described in Paragraph 1 above, accrued vacation pay, or reimbursement for pending medical or workers' compensation claims or travel expenses.)

     B. CONFIDENTIALITY. You agree that you will not, except with the Company's prior written consent, use or

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          disclose any "Confidential Information", which shall mean all information proprietary to the Company or any affiliate thereof, which is not generally known to others and was disclosed to you or developed by you while employed with the Company. This includes, but is not limited to, the following types of information about the Company:

                    (i) marketing programs and strategies;

                   (ii) finances, commission, systems and pricing programs;

                  (iii) the identity, needs, purchase and payment patterns,
                        special credit and/or pricing terms, and special relations with, customers;

                   (iv) the identity, net prices and credit terms of, and
                        special relations with suppliers;

                    (v) proprietary software and business records; and

                   (vi) any other information or documents which you have been told or reasonably ought to know that any of the Released Parties regard as confidential.

     C. NON-COMPETITION. You agree that you will not, directly or indirectly, except with the Company's prior written consent, be employed by, consult with, act as an agent for, or own any interest in (other than a passive investment interest of not more than 1% of the stock of a publicly traded company), any "Competitor" (defined as any person or entity which engages or is preparing to engage in the sale and/or distribution of office products to resellers, whether as a wholesaler, buying group, cooperative or otherwise) to perform any function for which you had direct or supervisory responsibility during the two years immediately preceding your termination. "Competitor" shall not include persons or entities engaged primarily in the manufacture or retail sale of office products whether or not such manufacturer or retailer is a member of a buying group or cooperative.

3. The covenants in Paragraph 2B shall apply to items of Confidential Information for the lesser of three years or until the information becomes generally known to the public, other than by an unauthorized disclosure of the information by you. The covenants in Paragraph 2C shall apply for two years from the date of termination as specified herein.

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     Nothing in Paragraph 2 shall prevent you from making such disclosures as may be required by law or taking any action in connection with any claim arising under the Plan.

4. Should you violate any of the provisions of Paragraph 2, in addition to its other remedies, the Company will be released from any obligation to make the severance payments under Paragraph 1, and you shall repay any such severance payments previously made to you.

5. Should it be necessary for either party to sue to enforce any rights hereunder, the party that does not prevail shall pay the prevailing party's expenses, including attorneys' fees, in such litigation.

6. This Agreement takes the place of any oral or written promises, agreements or understandings between the Company and you about any of the subjects of this Agreement. This Agreement cannot be altered or amended except by written agreements signed by both you and an officer of the Company.

7.   This Agreement shall be governed by Illinois law.

8. You acknowledge that you have had ample opportunity to consider all of the terms of this Agreement and to receive independent legal counsel; that you have read and understand this Agreement and its legal effect; that no promise or inducement was made to cause you to make this Agreement other than considerations contained in your Severance Agreement; and that you sign this Agreement of your own free will based on your own decision. You also acknowledge that you have been given 45 days to consider the terms of this Agreement before signing it, and you understand that you may revoke it by providing me with written notice no later than seven days after you have signed it.

9. This Release and Waiver of claims is being sought in connection with your receipt of a severance payment under your severance agreement with the Company. Your severance agreement mirrors the terms of the United Stationers Severance Plan ("Plan"), except that the your severance, benefit under the severance agreement is equal to your highest compensation for one year rather than your annual salary. All staff officers of United Stations as of the Change of Control are covered by the Plan. The eligibility factors and time limits applicable to the Plan are that the employee must be employed as a staff officer of United Stationers as of the Change of Control. Under your severance agreement, as is the case with the employees covered by the Plan, you must be willing to remain, upon United Stationers' request, in a responsible position for a period of up to one year after the Change of Control; you must either have not been requested to serve in a Responsible Position or been terminated from such a position within a year of the Change of Control other than voluntarily or for cause; and you must have executed this or a similar Release. Exhibit I lists the job titles and ages of all individuals eligible for benefits under the Plan. There are no individuals in the same job classifications who are not eligible for the Plan.

Please consider all of the above very carefully, and contact me if you have any questions or comments. If you agree with the terms of this letter, please sign below and return this Agreement to me.

Sincerely,

UNITED STATIONERS SUPPLY CO.        Agreed to and signed this ___ day of
                                    _____________, 199_.


_______________________________     ____________________________________
Vice President, Human Resources     James A. Pribel

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